Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Results of a Public Offering in Israel of Two New Series of Debentures

Hadera, Israel, July 16, 2008 – Hadera Paper Ltd. (formerly American Israeli Paper Mills Ltd.) (AMEX:AIP) announces the results of a public offering in Israel of two new series of debentures pursuant to the report filed with the Israeli Securities Authority on July 14, 2008 and the shelf prospectus published by the company in Israel on May 26, 2008.

In an auction held on July 15, 2008, up to an aggregate principal amount of NIS 187.5 million (approximately US$56.8 million) of Series 3 debentures comprised of 187,500 units were offered and up to an aggregate principal amount of NIS 120.56 million (approximately US$36.5 million) of Series 4 debentures comprised of 120,560 units were also offered.

With respect to the Series 3 debentures, a total of 669 requests to purchase 264,425 units were made (including 43 requests from Israeli institutional investors to purchase 150,000 units). The interest rate was set at 4.65%.

An aggregate amount of NIS 187.5 million (approximately US$56.8 million) of Series 3 debentures shall be issued in return for NIS 187.5 million (approximately US$56.8 million). The first interest payment to be made on July 10, 2009 for the period commencing on July 16, 2008 and ending on July 9, 2009, shall be set at 4.5736%.

With respect to the Series 4 debentures, a total of 240 requests to purchase 129,291 units were made (including 35 requests from Israeli institutional investors to purchase 96,345 units). The interest rate was set at 7.45%.

An aggregate amount of NIS 120.56 million (approximately US$36.5 million) of Series 4 debentures shall be issued in return for NIS 120.56 million (approximately US$36.5 million). The first interest payment to be made on January 10, 2009 for the period commencing on July 16, 2008 and ending on January 9, 2009, shall set at 3.6332%.

The gross proceeds of the public offering are NIS 308.06 million (approximately US$93.5 million).

The debentures to be offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please see the report on Form 6-K furnished to the Securities and Exchange Commission by the company on July 16, 2008.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il